SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of NOVEMBER , 2002 .


                              IMA EXPLORATION INC.
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F      X        Form 40-F _______
                             -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                     No    X
                        -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                     IMA EXPLORATION INC.
                                                     (Registrant)

Date      November 27, 2002                      By  /s/ William Lee
          -----------------                          --------------------
                                                    (Signature)



William Lee, Director and Chief Financial Officer
-------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:                     X     Schedule A
                                          -------
                                             X     Schedules B & C
                                          -------
                                          (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER                            IMA EXPLORATION INC.
                                          --------------------------------------
ISSUER ADDRESS                            #709 - 837 WEST HASTINGS STREET
                                          VANCOUVER, BC   V6C 3N6
                                          --------------------------------------
ISSUER TELEPHONE NUMBER                   (604) 687-1828
                                          --------------------------------------
ISSUER FAX NUMBER                         (604) 687-1858
                                          --------------------------------------
CONTACT PERSON                            MR. NIKO CACOS
                                          --------------------------------------
CONTACT'S POSITION                        CORPORATE SECRETARY
                                          --------------------------------------
CONTACT'S TELEPHONE NUMBER                (604) 687-1828
                                          --------------------------------------
CONTACT'S E-MAIL ADDRESS                  info@imaexploration.com
                                          --------------------------------------
WEBSITE                                   www.imaexploration.com
                                          --------------------------------------
FOR QUARTER ENDED                         SEPTEMBER 30, 2002
                                          --------------------------------------
DATE OF REPORT                            NOVEMBER 27, 2002
                                          --------------------------------------


                                   CERTIFICATE
                                     -------

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.


JOSEPH GROSSO               /s/ Joseph Grosso                   02/11/27
-------------------         --------------------         -----------------------
NAME OF DIRECTOR            SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

WILLIAM LEE                 /s/ William Lee                     02/11/27
-------------------         --------------------         -----------------------
NAME OF DIRECTOR            SIGN (TYPED)                 DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A


















--------------------------------------------------------------------------------



                              IMA EXPLORATION INC.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE NINE MONTHS ENDED

                               SEPTEMBER 30, 2002

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)


                                                                                   September 30,          December 31,
                                                                                        2002                  2001
                                                                                          $                     $
                                                     A S S E T S
CURRENT ASSETS

Cash and cash equivalents                                                              2,086,820               755,765
Amounts receivable and prepaids                                                           43,501                69,889
Marketable securities                                                                     23,460                23,460
                                                                                    ------------          ------------
                                                                                       2,153,781               849,114
PROPERTY, PLANT AND EQUIPMENT                                                             50,238                57,088

MINERAL PROPERTIES AND RELATED
   DEFERRED COSTS (Note 3)                                                             5,519,637             4,581,172
                                                                                    ------------          ------------
                                                                                       7,723,656             5,487,374
                                                                                    ============          ============
                                                L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                                  40,829               115,716
                                                                                    ------------          ------------

                                        S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 4)                                                                21,354,824            18,090,497

DEFICIT                                                                              (13,671,997)          (12,718,839)
                                                                                    ------------          ------------
                                                                                       7,682,827             5,371,658
                                                                                    ------------          ------------
                                                                                       7,723,656             5,487,374
                                                                                    ============          ============

APPROVED BY THE BOARD OF DIRECTORS

/s/ Joseph Grosso       , Director
----------------------------------

/s/ William Lee         , Director
----------------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30
                      (Unaudited - Prepared by Management)


                                                                 Three Months Ended                  Nine Months Ended
                                                                    September 30,                      September 30,
                                                          ------------------------------     -----------------------------
                                                               2002              2001              2002             2001
                                                                 $                 $                 $                $
EXPENSES

Administrative and management services                          55,160            54,051          171,575          164,541
Amortization and depreciation                                    4,892             5,501           14,676           16,505
Bank charges and interest                                        1,151             2,066            6,488            5,659
Corporate development and investor relations                    54,546            33,179          177,758           49,019
General exploration                                             37,965            21,015           90,667           75,412
Office and sundry                                                6,652             9,165           24,952           28,695
Printing                                                         1,694             3,873           19,629           11,354
Professional fees                                               36,016            31,462          111,074           73,504
Rent, parking and storage                                       18,680            17,151           54,482           52,115
Salaries and employee benefits                                  52,394            47,320          148,853          146,741
Telephone and utilities                                         11,279             5,800           24,598           16,836
Transfer agent and regulatory fees                               6,452             2,255           33,208           11,597
Travel and accommodation                                           136            17,145           74,930           42,350
                                                          ------------      ------------     ------------     ------------
LOSS BEFORE THE FOLLOWING                                     (287,017)         (249,983)        (952,890)        (694,328)

FOREIGN EXCHANGE                                                (6,501)            6,108          (15,963)          12,391

PROVISION FOR
   MARKETABLE SECURITIES                                             -           (16,618)               -          (16,618)

LOSS ON SALE OF
   MARKETABLE SECURITIES                                             -            (6,534)               -           (6,534)

INTEREST AND MISCELLANEOUS INCOME                                9,390            26,230           15,695          129,030
                                                          ------------      ------------     ------------     ------------
LOSS FOR THE PERIOD                                           (284,128)         (240,797)        (953,158)        (576,059)

DEFICIT - BEGINNING OF PERIOD                              (13,387,869)      (12,172,226)     (12,718,839)     (11,836,964)
                                                          ------------      ------------     ------------     ------------
DEFICIT - END OF PERIOD                                    (13,671,997)      (12,413,023)     (13,671,997)     (12,413,023)
                                                          ============      ============     ============     ============
BASIC AND DILUTED LOSS
   PER COMMON SHARE                                             $(0.01)           $(0.01)          $(0.04)          $(0.04)
                                                          ============      ============     ============     ============
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                                25,048,704        16,464,002       22,055,463       14,529,219
                                                          ============      ============     ============     ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30
                      (Unaudited - Prepared by Management)



                                                                 Three Months Ended                  Nine Months Ended
                                                                    September 30,                      September 30,
                                                          ------------------------------     -----------------------------
                                                               2002              2001              2002             2001
                                                                 $                 $                 $                $
OPERATING ACTIVITIES

Loss for the period                                           (284,128)         (240,797)        (953,158)        (576,059)
Item not involving cash
   Amortization and depreciation                                 4,892             5,501           14,676           16,505
   Loss on sale of marketable securities                             -             6,534                -            6,534
   Provision for marketable securities                               -            16,618                -           16,618
                                                          ------------      ------------     ------------     ------------
                                                              (279,236)         (212,144)        (938,482)        (536,402)
   Decrease (increase) in amounts
      receivable and prepaids                                   24,578           (15,995)          26,388          (18,732)
   Increase (decrease) in accounts payable
      and accrued liabilities                                  (41,543)          191,339          (74,887)         106,481
                                                          ------------      ------------     ------------     ------------
                                                              (296,201)          (36,800)        (986,981)        (448,653)
                                                          ------------      ------------     ------------     ------------

INVESTING ACTIVITIES

Additions to property, plant and equipment                      (6,478)           (2,435)          (7,826)          (5,243)
Additions to mineral properties
   and related deferred costs                                 (227,265)         (435,347)        (938,465)      (1,172,660)
Proceeds on sale of marketable securities                            -            16,966                -           16,966
                                                          ------------      ------------     ------------     ------------
                                                              (233,743)         (420,816)        (946,291)      (1,160,937)
                                                          ------------      ------------     ------------     ------------
FINANCING ACTIVITIES

Issuance of common shares                                      912,935           780,000        3,453,383          780,000
Share subscriptions received                                         -          (780,000)               -                -
Share issue costs                                              (31,823)          (33,750)        (189,056)         (33,750)
                                                          ------------      ------------     ------------     ------------
                                                               881,112           (33,750)       3,264,327          746,250
                                                          ------------      ------------     ------------     ------------
INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                                        351,168          (491,366)       1,331,055         (863,340)

CASH AND CASH EQUIVALENTS -
   BEGINNING OF PERIOD                                       1,735,652         1,130,763          755,765        1,502,737
                                                          ------------      ------------     ------------     ------------
CASH AND CASH EQUIVALENTS -
   END OF PERIOD                                             2,086,820           639,397        2,086,820          639,397
                                                          ============      ============     ============     ============

SUPPLEMENTAL CASH FLOW INFORMATION (Note 7)


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                      (Unaudited - Prepared by Management)



1.   NATURE OF OPERATIONS

     The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company considers itself to be an exploration stage company. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The amounts shown as mineral properties and related deferred costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

     The Company considers that it has adequate resources to maintain its operations for the next year. However, the Company recognizes that it will require additional financing in the forthcoming year to complete its proposed exploration programs. The Company is seeking additional financing to complete these programs, and while it has been successful at doing so in the past, there can be no assurance that it will be able to do so in the future. See also Note 4.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                      (Unaudited - Prepared by Management)



3.   MINERAL PROPERTIES AND RELATED DEFERRED COSTS

                                    September 30, 2002                            December 31, 2001
                         ----------------------------------------    ----------------------------------------
                                          Deferred                                     Deferred
                          Acquisition    Exploration                    Acquisition    Exploration
                             Costs          Costs          Total           Costs         Costs         Total
                               $              $              $               $             $             $

     Argentina:
        Valle de Cura         654,277     1,881,370     2,535,647         622,791     1,866,361     2,489,152
        Gualcamayo             52,880        11,812        64,692          52,880         9,595        62,475
        Other                  52,839       332,052       384,891          37,096       188,735       225,831
                         ------------  ------------  ------------    ------------  ------------  ------------
                              759,996     2,225,234     2,985,230         712,767     2,064,691     2,777,458
     Peru:
        Rio Tabaconas         659,272     1,875,135     2,534,407         535,217     1,268,497     1,803,714
                         ------------  ------------  ------------    ------------  ------------  ------------
                            1,419,268     4,100,369     5,519,637       1,247,984     3,333,188     4,581,172
                         ============  ============  ============    ============  ============  ============

4.   SHARE CAPITAL

     Authorized:  100,000,000 common shares without par value
     Issued:

                                                  Nine Months Ended                          Year Ended
                                                  September 30, 2002                      December 31, 2001
                                           --------------------------------       --------------------------------
                                            Shares              Amount             Shares              Amount
                                                                  $                                      $
     Balance, beginning of period            18,592,219          18,090,497         13,529,219          16,627,241
                                           ------------        ------------       ------------        ------------
     Issued during the period for:
          Private placements                  5,691,915           2,547,870          5,063,000           1,563,940
          Exercise of warrants                2,085,361             837,513                  -                   -
          Exercise of options                   170,000              68,000                  -                   -
          Agent's fee                            11,111               5,000                  -                   -
     Less:  Share issue costs                         -            (194,056)                 -            (100,684)
                                           ------------        ------------       ------------        ------------
                                              7,958,387           3,264,327          5,063,000           1,463,256
                                           ------------        ------------       ------------        ------------
     Balance, end of period                  26,550,606          21,354,824         18,592,219          18,090,497
                                           ============        ============       ============        ============


BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                      (Unaudited - Prepared by Management)



4.   SHARE CAPITAL (continued)

     During the nine months ended September 30, 2002, the Company:

     a) completed a brokered private placement for 637,000 units at a price of $0.38 for cash proceeds of $222,695, net of share issue costs of $19,365. Each unit consisted of one common share of the Company and one non-transferable common share purchase warrant. Two warrants entitle the holder to purchase one common share for the exercise price of $0.45 on or before March 31, 2003. In addition, agent's warrants were issued to purchase 63,700 common shares at a price of $0.45 on or before March 31, 2003. During the nine months ended September 30, 2002, 318,500 warrants and 63,700 agent's warrants remained unexercised;

     b) completed a brokered private placement of 1,777,778 units at a price of $0.45 per unit for cash proceeds of $686,132, net of share issue costs of $118,868. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Two warrants entitle the holder to purchase an additional common share of the Company at a price of $0.54 per share on or before April 9, 2003. In addition, the Company issued 11,111 shares to the agents, at an ascribed amount of $0.45 per share. The agents also received agent's warrants to purchase 355,556 common shares at a price of $0.54 per share on or before April 9, 2003. During the nine months ended September 30, 2002, 562,528 warrants and 355,556 agent's warrants remained unexercised;

     c) completed a non-brokered private placement for 1,722,222 units at a price of $0.45 per unit, for cash proceeds of $751,000 net of share issue costs of $24,000. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase an additional common share of the Company at a price of $0.53 per share on or before May 23, 2003 and $0.60 per share on or before May 23, 2004. The agents also received agent's warrants to purchase 66,666 common shares for the exercise price of $0.53 per share on or before May 23, 2003. Certain directors have purchased 191,111 units. During the nine months ended September 30, 2002, 1,722,222 warrants and 66,666 agent's warrants remained unexercised;

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                      (Unaudited - Prepared by Management)



4.   SHARE CAPITAL (continued)

     d) completed a brokered private placement for 1,554,915 units at a price of $0.47 for cash proceeds of $698,987, net of share issue costs of $31,823. Each unit consisted of one common share of the Company and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase an additional common share of the Company at a price of $0.55 per share on or before September 27, 2003 and $0.60 on or before September 27, 2004. The agent's also received agent's warrants to purchase 37,496 common shares at a price of $0.50 per share on or before September 27, 2003. The President of the Company has purchased 150,000 units. During the nine months ended September 30, 2002, 1,554,915 warrants and 37,496 agent's warrants remained unexercised.

     e) granted stock options to purchase 1,050,000 common shares exercisable for a period of five years, at a price of $0.50 per share.


5.   RELATED PARTY TRANSACTIONS

     During the nine months ended September 30, 2002, the Company:

     (i) paid $104,376 to companies controlled by certain directors and officers of the Company for management and consulting services provided; and

     (ii) paid $45,693 for rent to a company owned by the President of the Company and his wife.

     See also Note 4.


6.   SEGMENTED INFORMATION

     The  Company's   principal   activities  are  the  exploration  of  mineral
     properties in Argentina and Peru. Management reviews the financial results according to expenditures by property.

     Segment assets by geographical location are as follows:

                                                                       September 30, 2002
                                                 --------------------------------------------------------------
                                                    Canada         Argentina           Peru             Total
                                                       $               $                 $                $
     Property, plant and equipment                     37,969           5,817            6,452           50,238
     Mineral properties and related
          deferred costs                                    -       2,985,230        2,534,407        5,519,637
                                                 ------------   -------------     ------------     ------------
                                                       37,969       2,991,047        2,540,859        5,569,875
                                                 ============   =============     ============     ============

BC FORM 51-901F                                                       SCHEDULE A


                              IMA EXPLORATION INC.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                      (Unaudited - Prepared by Management)


6.   SEGMENTED INFORMATION (continued)

                                                                        December 31, 2002
                                                 --------------------------------------------------------------
                                                    Canada         Argentina           Peru             Total
                                                       $               $                 $                $

     Property, plant and equipment                     45,376           5,817            5,895           57,088
     Mineral properties and related
          deferred costs                                    -       2,777,458        1,803,714        4,581,172
                                                 ------------   -------------     ------------     ------------
                                                       45,376       2,783,275        1,809,609        4,638,260
                                                 ============   =============     ============     ============

7.   SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company as follows:


                                                    Nine Months     Nine Months
                                                       Ended           Ended
                                                   September 30,   September 30,
                                                       2002            2001
                                                         $               $
     Financing Activities

     Issuance of common shares for agent's fee            5,000               -
     Share issue costs                                   (5,000)              -
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002


1.(a)GENERAL AND ADMINISTRATIVE EXPENSES
                                                                           $

     Administrative and management services                             171,575
     Amortization and depreciation                                       14,676
     Bank charges and interest                                            6,488
     Corporate development and investor relations                       177,758
     Office and sundry                                                   24,952
     Printing                                                            19,629
     Professional fees                                                  111,074
     Rent, parking and storage                                           54,582
     Salaries and employee benefits                                     148,853
     Telephone and utilities                                             24,598
     Transfer agent and regulatory fees                                  33,208
     Travel and accommodation                                            74,930
                                                                 --------------
                                                                        862,223
                                                                 ==============


1.(b)MINERAL PROPERTIES AND RELATED DEFERRED COSTS

                                          ---------------------------------------------------------------------
                                                         ARGENTINA                       PERU
                                                                                                        TOTAL
                                          ----------------------------------------   ------------
                                                                                          RIO
                                          VALLE DE CURA  GUALCAMAYO       OTHER        TABACONAS

     Balance, beginning of period            2,489,152        62,475       225,831      1,803,714      4,581,172
                                          ------------  ------------  ------------   ------------   ------------
     Expenditures during the period
          Assays                                     -             -         6,574         24,278         30,852
          Consultants                                -             -             -         48,296         48,296
          Environmental                              -             -             -         59,962         59,962
          Field supplies                             -             -             -         16,550         16,550
          Field workers                              -             -             -         44,011         44,011
          Geological                               812         2,217        89,293        206,295        298,617
          Maps                                       -             -             -          5,083          5,083
          Office                                     -             -             -         13,888         13,888
          Option payments                       31,486             -        15,743        124,055        171,284
          Other                                 14,197             -        47,450        102,543        164,190
          Survey                                     -             -             -         20,923         20,923
          Travel                                     -             -             -         35,118         35,118
          Vehicles                                   -             -             -         29,691         29,691
                                          ------------  ------------  ------------   ------------   ------------
                                                46,495         2,217       159,060        730,693        938,465
                                          ------------  ------------  ------------   ------------   ------------
     Balance, end of period                  2,535,647        64,692       384,891      2,534,407      5,519,637
                                          ============  ============  ============   ============   ============

BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002


1.(c)GENERAL EXPLORATION EXPENSES
                                                                           $

     Assays                                                               1,448
     Bank fees                                                           10,137
     Consulting                                                          37,068
     Geological                                                          33,971
     Maps                                                                   474
     Office                                                               3,936
     Supplies                                                               612
     Travel                                                               1,124
     Vehicles                                                             1,897
                                                                   ------------
                                                                         90,667
                                                                   ============


2.(a)RELATED PARTY TRANSACTIONS

     During the nine months ended September 30, 2002, the Company:

     (i) paid $104,376 to companies controlled by certain directors and officers of the Company, for management and consulting services provided; and

     (ii) paid $45,693 for rent to an affiliated company.


3.(a)SECURITIES ISSUED DURING THE PERIOD ENDED SEPTEMBER 30, 2002

     DATE          TYPE OF      TYPE                                           TOTAL       TYPE OF
     OF ISSUE      SECURITY     OF ISSUE                NUMBER      PRICE     PROCEEDS  CONSIDERATION  COMMISSION

     Feb/02        Common       Private Placement       637,000     $0.38      $242,060       Cash         $8,000
     Apr/02        Common       Private Placement     1,777,778     $0.45      $800,000       Cash        $64,000
     Apr/02        Common       Private Placement        11,111     $0.45        $5,000    Agent's Fee.     N/A
     May/02        Common       Warrants                 41,250     $0.45       $18,562       Cash          N/A
     May/02        Common       Warrants                382,500     $0.40      $153,000       Cash          N/A
     May/02        Common       Private Placement     1,722,222     $0.45      $775,000       Cash        $24,000
     Jun/02        Common       Warrants                259,000     $0.35       $90,650       Cash          N/A
     Jun/02        Common       Warrants                222,611     $0.45      $100,176       Cash          N/A
     Jun/02        Common       Warrants                732,500     $0.40      $293,000       Cash          N/A
     Jun/02        Common       Options                 170,000     $0.40       $68,000       Cash          N/A
     Jul/02        Common       Warrants                385,000     $0.40      $154,000       Cash          N/A
     Jul/02        Common       Warrants                 62,500     $0.45       $28,125       Cash          N/A
     Sep/02        Common       Private Placement     1,554,915     $0.47      $730,810       Cash        $30,265

BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002


3.(b)OPTIONS GRANTED DURING THE PERIOD ENDED SEPTEMBER 30, 2002

      DATE                NUMBER         TYPE                                  EXERCISE
     GRANTED            OF SHARES      OF OPTION               NAME             PRICE        EXPIRY DATE
                                                                                  $
     May 02/02            50,000        Employee            I. Saldana           0.50         May 02/07
     May 02/02            50,000        Director            W.  Lee              0.50         May 02/07
     May 02/02            60,000        Director            S. Hurd              0.50         May 02/07
     May 02/02            20,000        Employee            N. Cacos             0.50         May 02/07
     May 02/02            10,000        Employee            B. Fallin            0.50         May 02/07
     May 02/02            80,000        Employee            M. De Simone         0.50         May 02/07
     May 02/02            80,000        Employee            I Chiarantano        0.50         May 02/07
     May 02/02            10,000        Employee            J. Denee             0.50         May 02/07
     May 02/02           150,000        Employee            C. Smyth             0.50         May 02/07
     Sep. 23/02           50,000        Consultant          K. Patterson         0.50         Sept. 23/07
     Sep. 23/02           20,000        Consultant          A. Montgomery        0.50         Sept. 23/07
     Sep. 23/02          100,000        Director            N. Cacos             0.50         Sept. 23/07
     Sep. 23/02           50,000        Director            R. Brown             0.50         Sept. 23/07
     Sep. 23/02           50,000        Employee            N. DeMare            0.50         Sept. 23/07
     Sep. 23/02            2,500        Consultant          J. Caplan            0.50         Sept. 23/07
     Sep. 23/02           67,500        Employee            E. Grosso            0.50         Sept. 23/07
     Sep. 23/02          200,000        Director            J. Grosso            0.50         Sept. 23/07


4.(a)AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2002

                                                               ISSUED
                                   AUTHORIZED        --------------------------
     CLASS        PAR VALUE          NUMBER            NUMBER          AMOUNT
     ------       ---------       -----------        ----------     -----------
     Common          WPV          100,000,000        26,550,606     $21,354,824


4.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2002


                                             EXERCISE                 EXPIRY
     SECURITY            NUMBER               PRICE                    DATE
     --------          ---------             --------               -----------
                                                $

     Options           1,415,500               0.40                 Jul. 19/06
     Options             510,000               0.50                 May 02/07
     Options             540,000               0.50                 Sept. 23/07
                       2,465,500

BC FORM 51-901F                                                       SCHEDULE B

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002


4.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2002 (continued)


                                             EXERCISE                 EXPIRY
     SECURITY               NUMBER            PRICE                    DATE
                                                $

     Warrants            1,558,000            0.75                  Sept. 15/04
     Warrants              637,000            0.75                  Apr. 19/05
     Warrants            1,397,167            0.90                  Mar. 16/05
     Warrants            1,237,800            0.45                  Mar. 31/03*
     Warrants              382,200            0.45                  Mar. 31/03*
     Warrants              562,528            0.54                  Apr. 09/03
     Warrants              355,556            0.54                  Apr. 09/03
     Warrants               66,666            0.53                  May 23/03
     Warrants            1,722,222            0.53                  May 23/03
                                              0.60                  May 23/04
     Warrants            1,554,915            0.55                  Sept. 27/03
                                              0.60                  Sept. 27/04
     Warrants               37,496            0.50                  Sept. 27/03
                       -----------
                         9,511,550
                       ===========

     *Received regulatory approval to amend expiry dates from December 18, 2002 and January 29, 2003 to March 31, 2003.


4.(c)SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2002

     There were no shares subject to escrow or pooling as at September 30, 2002.


5.(a)LIST OF DIRECTORS AND OFFICERS AS AT SEPTEMBER 30, 2002

     DIRECTORS:
            Gerald Carlson
            Joseph Grosso
            William Lee
            Sean Hurd
            Robert Brown
            Nikolaos Cacos

     OFFICERS:
            Gerald Carlson (Chairman)
            Joseph Grosso (President & Chief Executive Officer)
            William Lee (Chief Financial Officer)
            Nikolaos Cacos (Secretary)

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2002


MANAGEMENT DISCUSSION & ANALYSIS

Description of Business
-----------------------

IMA Exploration Inc. is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company considers itself to be an exploration stage company. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.

Operations
----------

During the nine months ended September 30,2002, the Company reported a consolidated loss of $953,158 ($0.04 per share), an increase of $377,099 from the loss of $576,059 ($0.04 per share) in 2001. The increase in the loss experienced by the Company in 2002, compared to 2001, was due to a number of factors of which $258,562 can be attributed to operating expenditures and $118,537 to non-operating items.

The Company for the period ended September 30, 2002 has significantly increased its focus on activities in the Patagonia region of Argentina carrying out an extensive exploration program in the Chubut Province and acquiring five new gold projects. Additionally the Company has evaluated a number of projects available for option ranging from grass roots projects to advanced projects including those with resources. The Company has continued with the market awareness and investor relations program throughout North America and Europe.

As a result the Company experienced increases in the following expenses: (i) Administration and management services - $ 7,034; (ii) Bank charges and interest
- $829; (iii) Corporate development and investor relations - $128,739 of which $51,419 reflects the cost of full time investor relations staff, $62,080 for various media advertising and $15,240 for International Conferences; ( iv) General exploration - $15,255; ( v ) Printing - $8,275 mainly for investor presentation material; ( vi) Professional fees - $37,570 which relates to the ongoing North America and European market awareness program; ( vii ) Rent, parking and storage - $2,367; (viii) Salaries and employee benefits - $2,112 reflects a slight increase in administration wages and benefits cost; ( ix ) Telephone and utilities - $7,762 due to the increase in correspondence with Europe, North America and South America; ( x ) Transfer agent and regulatory fees - $21,611 as a result of the various equity financings; (xi) Travel and accommodation - $32,580 mainly due to the European market awareness and investor relations program.

The  following   expenses   decreased  for  the  period:  (i)  Amortization  and
depreciation -$1,829; and (ii) Office and sundry - $3,743.

Interest and miscellaneous income reported for the period ended September 30, 2002 was $15,695 a decrease of $113,335 from $129,030 reported in 2001 mainly due to the reduction of overhead charges for the exploration expenditures on the Valle del Cura property allowed under the Barrick agreement.

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2002


MANAGEMENT DISCUSSION & ANALYSIS (continued)

During the period ended September 30, 2002, the Company did not dispose of any Viceroy common shares. No provision was required for marketable securities for the period ended September 30, 2002 as compared to $16,618 reported in 2001.

Liquidity and Capital Resources
-------------------------------

The Company's total assets increased from $5,487,374 at December 31, 2001 to $7,723,656 at September 30, 2002. The increase is attributed to issuance of share capital of $2,358,814 through four private placements, $837,513 and $68,000 through the exercise of warrants and options, respectively, during the period.

As at September 30, 2002, the Company had working capital of $2,112,952. As a result of revising the timetable for exploration on Rio Tabaconas in Peru, the Company has amended its exploration budget to $305,000 for the remaining three months to December 31, 2002 and approximately $120,000 for property payments on its existing property holdings. The Company currently considers that it has adequate working capital to meet all its ongoing overhead obligations but may not have sufficient working capital to fund all of its planned exploration work and property commitments for the next year. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution to the Company's interest in its properties.

Properties
----------

New Epithermal Vein Discoveries - Patagonia, Argentina
------------------------------------------------------

On September 3, 2002, IMA announced the acquisition of several new gold properties to its existing portfolio in the Patagonia region of southern Argentina. These new acquisitions bring IMA's land position in this high profile gold district to almost 750 square kilometers (74,906 ha) on which the Company holds a 100% interest with no underlying royalties.

The newly acquired properties are within the same geological trend, and in a similar geological environment as Meridian Gold Inc.'s Esquel deposit (formerly owned by Brancote Holdings PLC and containing a resource of 3.8 million ounces gold, and 6.9 million ounces of silver).

On September 30, 2002, the Company reported progress on its Patagonia exploration program which commenced on August 13, 2002, as well as due diligence exploration on properties under negotiation in the region. Work to date had identified two gold bearing, low-sulphidation epithermal vein systems that potentially extend up to 10 kilometers in length. The geological environment and style of mineralization is very similar to the Esquel gold discovery, indicating excellent exploration potential for IMA's projects.

Work on IMA's Los Toros property was completed and the Company was waiting for final assays and field reports, while the exploration team has moved to the nearby Las Bayas/Victoria claims. Both projects contain large, low-sulphidation

BC FORM 51-901F                                                       SCHEDULE C

                              IMA EXPLORATION INC.
                                QUARTERLY REPORT
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2002



MANAGEMENT DISCUSSION & ANALYSIS (continued)

epithermal vein systems. An additional 3,000 hectares has been added to Los Toros to cover two newly discovered epithermal vein systems located approximately 6 kilometers to the southeast. Los Toros now covers 7,200 hectares that are 100% IMA owned.

On the Company's 100% owned Las Bayas and adjacent Victoria claims, individual veins had previously been traced for 350 meters. Recent work has now extended this into a zone of intense quartz veining (including individual veins up to 22 meters wide) for a strike length of 4.5 kilometers. Additional veining has been found 5.5 kilometers along strike to the northeast, suggesting a total strike length in excess of 10 kilometers.

The Patagonia region has also seen several other new gold discoveries, including; Cerro Vanguardia, and Manantial Espejo. Consequently, the district has attracted the keen interest of several of the world's largest gold and silver producers, as well as an increasing number of medium and small exploration companies.

Financings
----------

The Company received $182,125 on July 2,2002 from the exercise of 385,000 warrants at a price $0.40 and 62,500 warrants at a price of $0.45. On September 27, 2002, IMA completed a brokered private placement for 1,554,915 units at $0.47 per unit for net proceeds of $698,987. Proceeds from the sale of the units and exercise of warrants are to be used for general working capital.

Investor Relations
------------------

During the nine months ended September 30, 2002 the Company had retained two consultants, Raven Capital of Vancouver, British Columbia and Strategic Financial Services of Scottsdale, Arizona to assist with IMA's market awareness and investor relations activities throughout North America and Europe. Both contracts have been terminated and activities during the quarter ended consisted of investor mailings and shareholders communications by Company personnel.